SECU 15048841 ON

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SH Investment & Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Wilshire Blvd. #1435
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eul Hyung Choi 213-389-9966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/12/15

OATH OR AFFIRMATION

I, Eul Hyung Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SH Investment & Securities, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

SEE ATTACHED CALIFORNIA ACKNOWLEDGMENT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of LOS ANGELES)

On FEBRUARY 25, 2015 before me, RHODORA ARRIOLA, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared EUL HYUNG CHOI,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RHODORA ARRIOLA
Commission # 2042549
Notary Public - California
Los Angeles County
My Comm. Expires Sep 25, 2017

Signature ____________ (Seal)

SH Investment and Securities

Report Pursuant to Rule 17a5 (d)

Financial Statements

For the Year Ended December 31, 2014

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SH Investment & Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Wilshire Blvd. #1435
(No. and Street)

Los Angeles	CA	90010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eul Hyung Choi 213-389-9966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eul Hyung Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SH Investment & Securities, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

SEE ATTACHED CALIFORNIA ACKNOWLEDGMENT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of LOS ANGELES)

On FEBRUARY 25, 2015 before me, RHODORA ARRIOLA, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared EUL HYUNG CHOI,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RHODORA ARRIOLA
Commission # 2042549
Notary Public - California
Los Angeles County
My Comm. Expires Sep 25, 2017

Signature [signature] (Seal)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of SH Investment and Securities

I have audited the accompanying statement of financial condition of SH Investment and Securities as of December 31, 2014 and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of SH Investment and Securities' management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SH Investment and Securities as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of SH Investment and Securities' financial statements. The supplemental information is the responsibility of SH Investment and Securities' management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SH Investment and Securities' financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. SH Investment and Securities has accumulated deficit of $1,429,655 and a negative cash flow from operations amounting to $40,890 for the year ended December 31, 2104. These factors raise substantial doubt about SH Investment and Securities' ability to continue as a going concern. Management's plans in regard to these matters are unknown.

To the Board of Directors and Shareholders
of SH Investment and Securities

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

SH Investment and Securities
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 13,383
Receivables from clearing broker	8,723
Deposit with clearing broker	42,981
Deposit	4,341
Other receivables	786
Other assets	0
Total Assets	$ 70,214

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 52,517
Total Liabilities	52,517
Commitments and contingencies	
Shareholders' Equity	
Common stock - (no par value, 10,000,000 shares Authorized; 9,659,622 shares issued and outstanding)	1,447,352
Retained deficit	(1,429,655)
Total Stockholder's Equity	17,697
Total Liabilities and Stockholder's Equity	$ 70,214

See Accompanying Notes to Financial Statements

SH Investment and Securities
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenues	
Commissions	$ 273,746
Mutual fund income	14,880
Other income	33,178
Total revenues	321,804
Expenses	
Employee compensation and benefits	25,804
Commissions and floor brokerage	173,267
Communications	8,368
Rent and parking	62,301
Clearing expense	42,150
Professional fees	34,377
Dues	1,055
Depreciation	0
FINRA and member fees	6,636
Taxes & licenses	1,854
Other operating expenses	23,129
Total expenses	378,941
Net (loss) before income tax provision	(57,137)
Income Tax Provision	
Federal	--
State	0
Net (loss)	$(57,137)

See Accompanying Notes to Financial Statements

SH Investment and Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Accumulated (Deficit)	Total
Balance, December 31, 2013	$1,423,352	$(1,372,518)	$ 50,834
Capital Contribution	24,000		24,000
Net (Loss)		(57,137)	(57,137)
Balance, December 31, 2013	$ 1,447,352	$(1, 429,655)	$17,697

See Accompanying Notes to Financial Statements

SH Investment and Securities
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net (Loss)	$(57,137)
Adjustments to reconcile net income to net Cash provided by (used in) operating activities:	
Depreciation expense	0
(Increase) decrease in assets:	
Receivables from clearing broker	29,055
Deposit with clearing broker	(4,246)
Other receivables	2,460
Deposit	4,342
Other assets	3,465
Accounts payable and accrued expenses	(18,829)
Net cash (used in) operating activities	(40,890)
Cash flow from financing activities:	
Capital contribution	24,000
Net cash provided by financing activities	24,000
Net (decrease) in cash	(16,890)
Cash: Beginning of the Year	30,273
Cash: End of the Year	$ 13,383

Supplemental Cash Flow Information

Case paid during the year for:	
Cash paid for interest	$ 0
Cash paid for Income taxes	$ 800

See Accompanying Notes to Financial Statements

SH Investment and Securities
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

SH Investment & Securities ("the Company") incorporated in the State of California on June 26, 2002 under the name CHK Global Securities. On March 23, 2006 the Company changed its legal name to Shin Han Global Securities. In 2012 the Company changed its name to SH Investment & Securities. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC).

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on a settlement date basis with Penson Financial Services and on a trade-date basis with Wedbush Morgan Securities. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis. However there is no material difference between trade date and settlement date for the Company.

Note 2 -- Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Securities	$13,383	0	0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$ 9,507	$ 0

Receivables from the clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Note 5 – Commitments and Contingencies

Lease Commitment - On February 1, 2012 the Company entered into a lease agreement for office space under a non-cancellable lease which commenced April 1, 2012 and expires March of 2015. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. Current year occupancy expense consists of $37,694 in rent expense.

At December 31, 2014, the minimum annual payments are as follows:

Year Ending December 31,	
2015	13,024
	$13,024

Note 5 – Commitments and Contingencies (continued)

Legal Matters - The Company has one possible arbitration case at FINRA. Counsel for the Company has advised that at this stage of the proceedings, they could not offer an opinion as to probable outcome of the matter. Accordingly, no provision for loss has been recorded in the accompanying financial statements

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2014, the Company had net capital of $13,356 which was $8,356 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $52,517 to net capital was 393%.

Note 8 – Provision for Income Taxes

The provision for income tax expense (benefit) comprises the following:

Federal	$ --
State	800
Total income tax expense (benefit)	$ 800

For the year ended December 31, 2014 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2014, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $1,429,654.

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 9 – Deposit – Clearing Organization

The Company has a brokerage agreement with a clearing broker ("Broker") to carry its accounts and the accounts of its clients as customers of this Broker. The Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2014 was $42,981.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 11 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company has entered into an Acceptance, Waiver and Consent ("AWC") agreement with FINRA in January 7, 2015 for a $10,000 fine. The AWC was resulted from conduct rule violations (Net Capital Deficiencies, Electronic Communications Violations and Supervisory Control Violations) occurred during the period from May 2008 to May 2009. The fine was subsequently recorded as a liabilities in the Company's books and records.

SH Investment and Securities
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15C3-1
As of December 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 17,697
Non allowable assets – page 13	4,341
Net Capital	$ 13,356
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 3,501
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 8,356
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 8,105
Computation of Aggregate Indebtedness	
Total liabilities	$ 52,517
Percentage of aggregate indebtedness to net capital	393%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 14,382
Unrecorded liabilities	(1,026)
Rounding	(0)
Net capital audited	$ 13,356

See Accompanying Notes to Financial Statements

SH Investment and Securities
Non-Allowable Assets
As of December 31, 2014

Non-Allowable Assets

Other assets	4,341
Total non-allowable assets	$ 4,341

SH Investment and Securities
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to SH Investment & Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SH Investment and Securities
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable SH Investment & Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SHINHAN **SH INVESTMENT & SECURITIES, INC.** Member FINRA/SIPC
신한투자증권 3550 Wilshire Blvd., Suite1435 LA, CA 90010 Tel: (213) 389-9966 Fax: (213) 389-9970

Exemption Request Form

February 12, 2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

SH Investment & Securities met the Section 240.15c3-3(k)(2)(ii) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Eul Hyung Choi
Chairman & CEO

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Members
of SH Investment and Securities

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) SH Investment and Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which SH Investment and Securities claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) SH Investment and Securities stated that SH Investment and Securities met the identified exemption provisions throughout the most recent fiscal year without exception. SH Investment and Securities' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SH Investment and Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015